NOTIFICATION OF ACTION TAKEN BY SHAREHOLDER CONSENT

Notice is hereby given that pursuant to the provisions of Section 78.320 of the Nevada Corporation Law, on December, 1999, the holders of two-thirds (2/3) of the issued and outstanding shares of $.001 par value common stock of Elast Technologies, Inc., a corporation duly organized and existing pursuant to and by virtue of the laws of the State of Nevada ("Corporation"), entitled to vote thereon, provided to the Secretary of the Corporation written consents to the removal of Ted Hamilton as a member of the Board of Directors of the Corporation.

Notice of the consent by those shareholders as hereby given to you. Pursuant thereto, the removal of Ted Hamilton as a member of the Board of Directors of the Corporation shall be, and hereby is, effective as of the date of this notice.

Elast Technologies, Inc.
a Nevada corporation




By:   /s/ [ILLEGIBLE]                             Dated:  December 30, 1999
      President